UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(FINAL AMENDMENT)

NB PRIVATE MARKETS ACCESS FUND LLC

(Name of Subject Company (Issuer))

NB PRIVATE MARKETS ACCESS FUND LLC

(Name of Filing Person(s) (Issuer))

Institutional Class, Class A-1 and Class A-2 Shares of Limited Liability Company Interests
(Title of Class of Securities)

63946V106; 63946V205; 63946V304
(CUSIP Number of Class of Securities)

Gariel Nahoum

Neuberger Berman Investment Advisers LLC

1290 Avenue of the Americas

New York, NY 10104
(212) 476-8800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Nicole M. Runyan, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 1 through Item 9 and Item 11.

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on August 28, 2025 by NB Private Markets Access Fund LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $87,262,333 of limited liability company interest of the Fund ("Shares") upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Schedule TO.

This is the Final Amendment to the Schedule TO and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.	The Offer expired at 11:59 p.m., Eastern Time, on September 26, 2025.

2.	770,917.45 Institutional Class Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Institutional Class Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. Total payment by the Fund for the Institutional Class Shares was $11,053,337.27 which reflects the cumulative amount payable by the Fund based on the net asset value per Institutional Class Share as of September 30, 2025, minus any early repurchase fee and the total amount retained pursuant to the Fund's 5% "hold back" (the "Post Audit Payment"). The Post-Audit Payment will be made promptly after completion of the Fund's audit for the fiscal year ending March 31, 2026.

703,287.68 Class A-2 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Class A-2 Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. Total payment by the Fund for the Class A-2 Shares was $9,862,132.80, which reflects the cumulative amount payable by the Fund based on the net asset value per Class A-2 Share as of September 30, 2025, minus any early repurchase fee and the Post Audit Payment. The Post-Audit Payment will be made promptly after completion of the Fund's audit for the fiscal year ending March 31, 2026.

Item 12(b). Filing Fee

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

NB PRIVATE MARKETS ACCESS FUND LLC

	By:	/s/ Peter von Lehe
Name: Peter von Lehe
Title: President

December 3, 2025